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                                                         Exhibit 99(a)(10)

FOR IMMEDIATE RELEASE
November 19, 1997

             COMFORCE CORPORATION ANNOUNCES $130 MILLION RULE 144A DEBT
                              FINANCING FOR TENDER OFFER
                             FOR UNIFORCE SERVICES, INC.;
                              EXTENDS OFFER FOR ONE DAY

    Lake Success, NY, November 19, 1997 -- COMFORCE Corporation (ASE: CFS), a leading provider of high-tech professional staffing, consulting and outsourcing services, announced today two offerings pursuant to Rule 144A:
(i) $110 million of 12% Senior Notes due 2007 issued by COMFORCE Operating, Inc., a wholly-owned subsidiary of COMFORCE and (ii) 20,000 units representing $20 million of 15% Senior Secured PIK Debentures due 2009 issued by COMFORCE Corporation with warrants to purchase 1.0% of the fully diluted common shares of COMFORCE at an exercise price of $7.55 per share. Additionally, COMFORCE announced that it has extended the tender offer for one day so that the tender offer will now expire at 12:00 Midnight on November 25, 1997. At the time of this press release, at least 1,892,406 shares representing approximately 62% of the issued and outstanding shares of Uniforce Common Stock have been deposited into the offer.

    The Notes will be unsecured. Interest on the Notes will be payable semi-annually in cash. Except in certain limited circumstances, the COMFORCE subsidiary may not redeem the Notes for five years after which they may be redeemed at a price which, until after 8 years from issuance, will include a redemption premium. Additionally, at any time and from time to time until three years after issuance of the Notes, the COMFORCE subsidiary may redeem up to 35% of the aggregate principal amount of the Notes with the cash proceeds of one or more public offerings of equity securities of COMFORCE at a redemption price which will include a redemption premium. The closing of the purchase of the Notes is expected to occur on or about November 26, 1997.

    Interest on the Debentures will be payable semi-annually. For five years following issuance of the Debentures, interest will be payable either in cash or added to the principal of the Debentures, at the option of COMFORCE. Thereafter, interest will be payable in cash. The Debentures will mature in twelve years. COMFORCE may call the Debentures for payment at any time. If the Debentures are redeemed in the first year after issuance a redemption premium of 103% will be paid and if the Debentures are redeemed thereafter a redemption premium of 107.5% will be paid unless the Debentures are paid at term in which case no premium will be paid. The Debentures will be sold along with warrants to purchase a total of 169,000 shares of COMFORCE Common Stock. The closing of the purchase of the Debentures is expected to occur on or about November 26, 1997.

    COMFORCE will use the net proceeds of the offerings, together with existing cash and borrowings of approximately $37 million under a new $75 million secured bank credit facility to: (i) finance the $93.6 million cash purchase price for the outstanding common stock of Uniforce Services, Inc. (ASE:UFR), (ii) refinance existing COMFORCE and Uniforce debt of approximately $72.6 million, and (iii) pay $8.0 million of estimated fees and expenses associated with the offerings and the acquisition.

    The new 12% Senior Notes and the 15% Senior Secured PIK Debentures have not been registered under the Securities Act of 1933, as amended or any other state securities laws and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and applicable state securities laws.

    Additionally, COMFORCE has received a commitment letter from Heller Financial, Inc. pursuant to which Heller has agreed to provide a $75 million senior secured credit facility to COMFORCE through its operating subsidiaries. The credit facility will be available for a five year term at an initial interest rate, at COMFORCE's option, equal to Heller's base rate plus 0.50% or LIBOR plus 2.25%.

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    Additional terms and conditions of each of these financing sources are included in a Prospectus Supplement being mailed to all Uniforce shareholders today and to be filed today with the Securities Exchange Commission as part of COMFORCE's Amendment No. 1 to its Schedule 14D-1.

    COMFORCE Corporation is a leading provider of staffing, consulting and outsourcing solutions focused on the high technology needs of the telecommunications, information technology and technical market sectors worldwide. As the result of the acquisition, the Company will operate 86 offices nationwide and has over 2,300 clients, comprised primarily of Fortune 500 companies. COMFORCE will have approximately 7,800 highly skilled billable employees on assignment in six continents.